Exhibit 5.1

February 6, 2015

Brinker International, Inc.

6820 LBJ Freeway

Dallas, Texas 75240

Re:	Brinker International, Inc. - Registration Statement on Form S-8

Ladies and Gentlemen:

We have served as counsel to you in connection with the Registration Statement on Form S-8 (the “Registration Statement”) filed under the Securities Act of 1933, as amended, on or about the date hereof, relating to an aggregate of 2,000,000 shares (the “Shares”) of common stock, $0.10 par value per share, of Brinker International, Inc., a Delaware corporation (the “Company”) that may be issued pursuant to the Brinker International, Inc. Stock Option & Incentive Plan (the “Plan”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company. This opinion set forth below is limited to the effect of the current state of the Delaware General Corporation Law and the facts as they currently exist. We express no opinion with respect to any other laws.

For purposes of the opinion set forth below, we have assumed that a sufficient number of authorized but unissued shares of the Company’s common stock will be available for issuance when the Shares are issued.

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations thereunder.

Very truly yours,

/s/ Hallett & Perrin, P.C.

Hallett & Perrin, P.C.